Exhibit 99.2

January 22, 2009

Dear Partners,

I am pleased to announce that a proposal to amend our equity incentive plans to permit a voluntary stock option exchange program (“Option Exchange Program”) for our partners will be submitted to shareholders for their approval at Starbucks 2009 Annual Meeting on March 18, 2009.

At Starbucks, we believe that an effective and competitive partner incentive program is critical for the success of our business. Broad-based stock options constitute a key component of our incentive and retention programs because we believe that equity compensation encourages partners to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.

Like many retailers, Starbucks has been, and continues to be, adversely impacted by the global economic crisis. Due to the significant decline of our stock price during the last few years, many of our partners now hold stock options with exercise prices significantly higher than the current market price of our common stock (known as “underwater” stock options).

If we receive shareholder approval, the Option Exchange Program would give eligible partners a one-time opportunity to exchange certain outstanding underwater stock options for a lesser amount of new options that will be granted with lower exercise prices. The number of new stock options would be determined using exchange ratios designed to result in the new stock options having a fair value approximately equal to the stock options that are exchanged. The Option Exchange Program would be approximately expense-neutral from an accounting perspective.

More information about the Option Exchange Program is provided in the enclosed Frequently Asked Questions (“FAQ”), including:

1. who would be eligible to participate;

2. which stock options might qualify;

3. how the exchange of certain stock options would work;

4. vesting schedule of the new options; and

5. when the Option Exchange Program would take place.

Additional information about the proposed Option Exchange Program is available in our proxy statement filed with the Securities and Exchange Commission (“SEC”) on January 22, 2009. For access to the proxy statement, please visit http://investor.starbucks.com or www.sec.gov.

The information contained in the FAQ is intended to provide you with high-level information about the Option Exchange Program. If we receive the necessary shareholder approval, we will send additional detailed information about the terms of the Option Exchange Program to eligible partners at the time the Option Exchange Program begins.

From the early days of the company, offering equity in the form of stock options has been a major benefit for our partners. I’m proud to say it will continue on today.

Warm regards,

Howard Schultz
chairman, president and chief executive officer

We have not commenced the Option Exchange Program to which this communication pertains and will not do so unless we receive the requisite shareholder approval at our 2009 Annual Meeting of Shareholders. Even if the requisite shareholder approval is obtained, we may still decide later not to implement the Option Exchange Program. Starbucks will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. Starbucks shareholders and option holders will be able to obtain these written materials and other documents filed by Starbucks with the SEC free of charge from the SEC’s website at www.sec.gov.